FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


      For the months of: February, 2003 to December, 2003 and January, 2004

                        Commission File Number: 000-50328


                           VIKING ENERGY ROYALTY TRUST
             (Exact name of registrant as specified in its charter)


                SUITE 400, CALGARY PLACE, 330 - 5TH AVENUE S.W.,
                            CALGARY, ALBERTA T2P 0L4
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

EXHIBIT NO.                DESCRIPTION
-----------                -----------

99.1 Press release dated February 26, 2003 announcing completion of KeyWest acquisition

99.2 Notice of Meeting and Record Date dated March 4, 2003 regarding 2003 Annual and Special Meeting of Unitholders

99.3 Press release dated March 14, 2003 regarding 2002 financial results

99.4              Notice of Annual and Special Meeting of Unitholders dated
                  April 4, 2003

99.5 Proxy Statement and Information Circular dated April 4, 2003 regarding Annual and Special Meeting of Unitholders

99.6              Proxy regarding Annual and Special Meeting of Unitholders

99.7              Press release dated April 17, 2003 regarding distributions

99.8              Management's Discussion and Analysis for year ended December
                  31 ,2002

99.9              Audited financial statements for the year ended December 31,
                  2002

99.10             2002 Annual Report

99.11 Renewal Annual Information Form dated May 8, 2003 for the year ended December 31, 2002

99.12 Press release dated May 8, 2003 announcing $44,100,000 offering of trust units

99.13             Press release dated May 15, 2003 regarding distributions

99.14 Letter from Gilbert Laustsen Jung Associates Ltd. dated May 16, 2003 and attached oil and gas report

99.15 Reserves Determination and Economic Analysis Corporate Summary effective March 1, 2003 prepared by Gilbert Laustsen Jung Associates Ltd.

99.16 Reserves Determination and Economic Analysis Corporate Summary effective January 1, 2003 prepared by Gilbert Laustsen Jung Associates Ltd.

99.17             Management's Discussion and Analysis for three months ended
                  March 31, 2003

99.18             Interim financial statements for three months ended March 31,
                  2003

99.19 Press release dated May 29, 2003 announcing closing of financing

99.20 Press release dated June 4, 2003 regarding Alberta Energy and Utilities Board bulletin

99.21             Press release dated June 17, 2003 regarding distributions

99.22             Press release dated July 21, 2003 regarding distributions

99.23 Press release filed on SEDAR August 19, 2003 regarding distributions

99.24             Press release dated August 21, 2003 regarding second quarter
                  2003 results

99.25             Management's Discussion and Analysis for six months ended June
                  30, 2003

99.26             Interim financial statements for six months ended June 30,
                  2003

99.27             Press release dated September 12, 2003 regarding distributions

99.28 Revised Renewal Annual Information Form dated September 16, 2003 for the year ended December 31, 2002

99.29 Press release dated September 17, 2003 announcing $42,840,000 offering of trust units

99.30 Press release dated October 7, 2003 announcing closing of financing

99.31             Press release dated October 22, 2003 regarding distributions

99.32             Press release dated November 17, 2003 regarding update

EXHIBIT NO.                DESCRIPTION
-----------                -----------

99.33             Press release dated November 19, 2003 regarding third quarter
                  2003 results

99.34             Press release dated November 19, 2003 regarding distributions

99.35 Management's Discussion and Analysis for nine months ending September 30, 2003

99.36             Interim financial statements for nine months ending September
                  30, 2003

99.37 Press release dated December 3, 2003 regarding new Board members

99.38 Press release dated December 14, 2003 regarding management changes

99.39             Press release dated January 20, 2004 regarding distributions

99.40 Press release dated January 21, 2004 regarding management changes

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VIKING HOLDINGS INC., on behalf of
                                    VIKING ENERGY ROYALTY TRUST (Registrant)



Date:    March 29, 2004             By: /s/ A. Kirk Purdy
                                        ---------------------------------------
                                        Name:   A. Kirk Purdy
                                        Title:  President and Chief Executive
                                                Officer